    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 7, 1999


                                                      REGISTRATION NO. 333-88991
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:


                              EQUITY INVESTOR FUND
                        UTILITY PORTFOLIO 1999 SERIES B
                              DEFINED ASSET FUNDS


B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                           SALOMON SMITH BARNEY INC.
                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


 MERRILL LYNCH, PIERCE,  SALOMON SMITH BARNEY INC.
     FENNER & SMITH        388 GREENWICH STREET
      INCORPORATED              23RD FLOOR
   DEFINED ASSET FUNDS      NEW YORK, NY 10013
      P.O. BOX 9051
PRINCETON, NJ 08543-9051



PAINEWEBBER INCORPORATED
   1285 AVENUE OF THE
        AMERICAS
   NEW YORK, NY 10019                             DEAN WITTER REYNOLDS INC.
                                                       TWO WORLD TRADE
                                                     CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                              MICHAEL KOCHMANN
                                                      388 GREENWICH ST.
                                                     NEW YORK, NY 10013



                                COPIES TO:
    ROBERT E. HOLLEY      PIERRE DE SAINT PHALLE,    DOUGLAS LOWE, ESQ.
   1285 AVENUE OF THE              ESQ.           DEAN WITTER REYNOLDS INC.
        AMERICAS           450 LEXINGTON AVENUE        TWO WORLD TRADE
   NEW YORK, NY 10019       NEW YORK, NY 10017       CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.


/ x / Check box if it is proposed that this Registration Statement shall become effective upon filing on December 7, 1999, pursuant to Rule 487.


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                                     DEFINED ASSET FUNDSSM
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                              EQUITY INVESTOR FUND
                              UTILITY PORTFOLIO 1999 SERIES B
                              (A UNIT INVESTMENT TRUST)
                              O   TOTAL RETURN FROM:
                              --    CAPITAL APPRECIATION
                              --    CURRENT DIVIDEND INCOME
                              O   MONTHLY INCOME
                              O   PROFESSIONAL SELECTION
                              O   OPTIONAL REINVESTMENT OF CASH DISTRIBUTIONS



SPONSORS:                      -------------------------------------------------
Merrill Lynch,                 The Securities and Exchange Commission has not
Pierce, Fenner & Smith         approved or disapproved these Securities or
Incorporated                   passed upon the adequacy of this prospectus. Any
Salomon Smith Barney Inc.      representation to the contrary is a criminal
PaineWebber Incorporated       offense.
Dean Witter Reynolds Inc.      Prospectus dated December 7, 1999.

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Defined Asset FundsSM
DEFINED ASSET FUNDSSM IS AMERICA'S OLDEST AND LARGEST FAMILY OF UNIT INVESTMENT TRUSTS, WITH OVER $160 BILLION SPONSORED OVER THE LAST 28 YEARS. DEFINED ASSET FUNDS HAS BEEN A LEADER IN UNIT INVESTMENT TRUST RESEARCH AND PRODUCT INNOVATION. OUR FAMILY OF FUNDS HELPS INVESTORS WORK TOWARD THEIR FINANCIAL GOALS WITH A FULL RANGE OF QUALITY INVESTMENTS, INCLUDING MUNICIPAL, CORPORATE AND GOVERNMENT BOND PORTFOLIOS, AS WELL AS DOMESTIC AND INTERNATIONAL EQUITY PORTFOLIOS.

DEFINED ASSET FUNDS OFFER A NUMBER OF ADVANTAGES:

   O A DISCIPLINED STRATEGY OF BUYING AND HOLDING WITH A LONG-TERM VIEW IS THE
     CORNERSTONE OF DEFINED ASSET FUNDS.

   O FIXED PORTFOLIO: DEFINED FUNDS FOLLOW A BUY AND HOLD INVESTMENT STRATEGY;
     FUNDS ARE NOT MANAGED AND PORTFOLIO CHANGES ARE LIMITED.
   O DEFINED PORTFOLIOS: WE CHOOSE THE STOCKS AND BONDS IN ADVANCE, SO YOU KNOW
     WHAT YOU'RE INVESTING IN.
   O PROFESSIONAL RESEARCH: OUR DEDICATED RESEARCH TEAM SEEKS OUT STOCKS OR
     BONDS APPROPRIATE FOR A PARTICULAR FUND'S OBJECTIVES.
   O ONGOING SUPERVISION: WE MONITOR EACH PORTFOLIO ON AN ONGOING BASIS.
NO MATTER WHAT YOUR INVESTMENT GOALS, RISK TOLERANCE OR TIME HORIZON, THERE'S PROBABLY A DEFINED ASSET FUND THAT SUITS YOUR INVESTMENT STYLE. YOUR FINANCIAL PROFESSIONAL CAN HELP YOU SELECT A DEFINED ASSET FUND THAT WORKS BEST FOR YOUR INVESTMENT PORTFOLIO.



CONTENTS
                                                                PAGE
                                                          -----------
RISK/RETURN SUMMARY.....................................           3
WHAT YOU CAN EXPECT FROM YOUR INVESTMENT................           6
   INCOME...............................................           6
   RECORDS AND REPORTS..................................           6
THE RISKS YOU FACE......................................           6
   CONCENTRATION RISK...................................           6
   LITIGATION AND LEGISLATION RISKS.....................           7
SELLING OR EXCHANGING UNITS.............................           7
   SPONSORS' SECONDARY MARKET...........................           8
   SELLING UNITS TO THE TRUSTEE.........................           8
   ROLLOVER/EXCHANGE OPTION.............................           9
HOW THE FUND WORKS......................................           9
   PRICING..............................................           9
   EVALUATIONS..........................................          10
   INCOME...............................................          10
   EXPENSES.............................................          10
   PORTFOLIO CHANGES....................................          11
   PORTFOLIO TERMINATION................................          11
   NO CERTIFICATES......................................          11
   TRUST INDENTURE......................................          12
   LEGAL OPINION........................................          12
   AUDITORS.............................................          12
   SPONSORS.............................................          13
   TRUSTEE..............................................          13
   UNDERWRITERS' AND SPONSORS' PROFITS..................          13
   PUBLIC DISTRIBUTION..................................          13
   CODE OF ETHICS.......................................          14
   YEAR 2000 ISSUES.....................................          14
   ADVERTISING AND SALES LITERATURE.....................          14
TAXES...................................................          14
SUPPLEMENTAL INFORMATION................................          16
FINANCIAL STATEMENTS....................................          17
   REPORT OF INDEPENDENT ACCOUNTANTS....................          17
   STATEMENT OF CONDITION...............................          17

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RISK/RETURN SUMMARY


       1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?
        o The Portfolio seeks total return through a combination of current dividend income and capital appreciation.
        o Its strategy is to invest for a period of about two years in a fixed portfolio of publicly traded common stocks issued by domestic companies in the electric utility sector.
           You can participate in the Portfolio by purchasing units. Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of dividend income.
       2.  WHAT IS THE PORTFOLIO'S INVESTMENT STRATEGY?
        o The 15 stocks represented in the Fund are issued by companies that have been identified by Defined Asset Funds Research.
        o The common stocks included in the Portfolio were selected for their current dividend yields. In the opinion of the Sponsors, these stocks have potential for dividend growth because each of the companies represented in the Portfolio:
           -- have raised their common stock dividend payments at least once during the 10 years prior to the initial date of deposit; and
           -- have a record of uninterrupted dividend payments since
              1947 or earlier.



        o The Portfolio plans to hold the stocks in the Portfolio for about two years. At the end of the two years, we will liquidate the Portfolio and select a new portfolio, if available.
       3.  WHAT ARE THE SIGNIFICANT RISKS?
           YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS REASONS, INCLUDING:
        o  Stock prices can be volatile.
        o Dividend rates on the stocks or share prices may decline during the life of the Portfolio.


        o Because the Portfolio is concentrated in stocks of domestic electric utility companies, it is dependent to a significant extent on revenues generated from those particular activities. Adverse developments in this industry may affect the value of your units.
        o The Fund is designed for investors who want to invest a portion of their equity portfolio in the electric utility sector; this Fund is not designed to be a complete equity investment program.
        o The Portfolio may continue to purchase or hold the stocks originally selected even though their market value or yield may have changed or they may be subject to sell recommendations from one or more of the Sponsors.
        o The Portfolio does not reflect any investment recommendations of the Sponsors, and any one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from one or more of the Sponsors.
       4.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?
           Yes, if you want current dividend income and capital appreciation. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in equity securities of different issuers in a variety of industries.
           The Portfolio is not appropriate for you if you are not comfortable with the Strategy or are unwilling to take the risk involved with an equity investment. It may not be appropriate for you if you are seeking preservation of capital or high current income.

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                               Defined Portfolio
--------------------------------------------------------------------------------


Equity Investor Fund

Utility Portfolio 1999 Series B

Defined Asset Funds


                                                                                                   PRICE
                                                                                                 PER SHARE
                                        TICKER         PERCENTAGE              CURRENT              TO             COST
NAME OF ISSUER                          SYMBOL      OF PORTFOLIO (1)     DIVIDEND YIELD (2)      PORTFOLIO   TO PORTFOLIO (3)
------------------------------------------------------------------------------------------------------------------------------
1. Wisconsin Energy Corporation           WEC                8.56%                 7.85%        $   19.8750   $     14,310.00
2. WPS Resources Corporation              WPS                8.60                  7.73             26.1250         14,368.75
3. American Electric Power Company,
    Inc.                                  AEP               11.12                  7.62             31.5000         18,585.00
4. New Century Energies, Inc.             NCE                8.17                  7.31             31.7500         13,652.50
5. Northern States Power Company          NSP                8.15                  7.03             20.6250         13,612.50
6. IDACORP, Inc.                          IDA                7.95                  6.72             27.6875         13,290.00
7. TECO Energy, Inc.                      TE                 7.91                  6.69             19.4375         13,217.50
8. Carolina Power & Light Company         CPL                8.02                  6.57             30.4375         13,392.50
9. LG&E Energy Corporation                LGE                7.91                  6.53             19.4375         13,217.50
10. Minnesota Power, Inc.                 MPL                3.91                  6.39             16.7500          6,532.50
11. Consolidated Edison, Inc.             ED                 3.98                  6.11             35.0000          6,650.00
12. Allegheny Energy, Inc.                AYE                3.91                  6.06             28.3750          6,526.25
13. Dominion Resources, Inc.               D                 3.97                  5.84             44.1875          6,628.13
14. Constellation Energy Group            CEG                3.91                  5.66             29.6875          6,531.25
15. DPL, Inc.                             DPL                3.93                  5.30             17.7500          6,567.50
                                                    -----------------                                        -----------------
                                                           100.00%                                            $    167,081.88
                                                    -----------------                                        -----------------
                                                    -----------------                                        -----------------



------------------------------------

(1) Based on Cost to Portfolio.


(2) Current Dividend Yield for each security was calculated by annualizing the last monthly, quarterly or semi-annual ordinary dividend declared on the security and dividing the result by its market value as of the close of trading on December 6, 1999.

(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on December 6, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.


                      ------------------------------------


The securities were acquired on December 6, 1999 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------


                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

       5.  WHAT ARE THE PORTFOLIO'S FEES AND EXPENSES?
           This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

           ESTIMATED ANNUAL OPERATING EXPENSES




                                                           AMOUNT
                                           AS A % OF    PER 1,000
                                           NET ASSETS       UNITS
                                           ----------  -----------
                                                .091%   $    0.90
           Trustee's Fee
                                                .071%   $    0.70
           Portfolio Supervision,
           Bookkeeping and
           Administrative Fees
           (including updating
           expenses)
                                                .039%   $    0.39
           Other Operating Expenses
                                           ----------  -----------
                                                .201%   $    1.99
           TOTAL




           ORGANIZATION COSTS per 1,000
           units (deducted from Portfolio
           assets at the close of the initial
           offering period)                              $2.37



           The Sponsors historically paid updating and organization costs.




           INVESTOR FEES
           Maximum Sales Fee (Load) on new
           purchases (as a percentage of $1,000
           invested)                                        4.50%
           You will pay an up-front sales fee of approximately 1.00%. In addition, seven monthly deferred sales charges of $2.50 per 1,000 units ($17.50 annually) will be deducted from the Portfolio's net asset value each year of the Portfolio's two-year life (June 1, 2000 through December 1, 2000 and January 1, 2001 through July 1, 2001).
           The maximum sales fees are as follows:




                                                 YOUR MAXIMUM
                                                    SALES FEE
                     IF YOU INVEST:                  WILL BE:
           -----------------------------------  -----------------
           Less than $50,000                             4.50%
           $ 50,000 to $99,999                           4.25%
           $100,000 to $249,999                          3.75%
           $250,000 to $999,999                          3.50%
           $1,000,000 or more                            2.75%



           EXAMPLE
           This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.
           The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:




            1 Year     3 Years     5 Years      10 Years
             $322        $761       $1,225       $2,494



       6.  IS THE PORTFOLIO MANAGED?
           Unlike a mutual fund, the Portfolio is not managed and stocks are not sold because of market changes. The Sponsors monitor the portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Portfolio, the Sponsors are not likely to do so.
       7.  HOW DO I BUY UNITS?
           The minimum investment is $250.
           You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply. Employees of the Sponsors and certain Sponsor affiliates and non-employee directors of the Sponsors may purchase units at a reduced sales charge.
           UNIT PRICE PER 1,000 UNITS              $999.94
           (as of December 6, 1999)
           Unit price is based on the net asset value of the Portfolio plus the up-front sales fee. Unit price also includes the estimated organization costs shown above, to which no sales fee has been applied.
           The Portfolio stocks are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the stocks.

       8.  HOW DO I SELL UNITS?
           You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.
       9.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
           The Portfolio pays distributions of any dividend income, net of expenses, on the 25th of each month beginning February, 2000 through October, 2001, if you own units on the 10th of those months. For tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio regardless of when you receive Portfolio distributions and regardless of whether you reinvest your dividends in the Portfolio. A portion of the dividend payments may be used to pay expenses of the Portfolio. Foreign investors' shares of dividends will generally be subject to withholding taxes.


      10.  WHAT OTHER SERVICES ARE AVAILABLE?
           REINVESTMENT
           You may choose to reinvest your distributions into additional units of the Portfolio. You will pay only the deferred sales fee remaining at the time of reinvestment. Unless you choose reinvestment, you will receive your distributions in cash.
           EXCHANGE PRIVILEGES
           You may exchange units of this Portfolio for units of certain other Defined Asset Funds. You may also exchange into this Portfolio from certain other funds. We charge a reduced sales fee on designated exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME

The Portfolio will pay to you any income it has received monthly during its life. Because the Portfolio generally pays dividends as they are received, individual income payments will fluctuate based upon the amount of dividends declared and paid by each issuer. Other reasons your income may vary are:

   o changes in the Portfolio because of additional securities purchases or sales;

   o a change in the Portfolio's expenses; and

   o the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:

o a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;

o a final report on Portfolio activity; and

o annual tax information. This will also be sent to the IRS. You must report the amount of income received during the year. Please contact your tax advisor in this regard.

You may request audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

CONCENTRATION RISK

When stocks in a particular industry make up 25% or more of the Portfolio, it is said to be 'concentrated' in that industry, which makes the Portfolio less diversified.

Here is what you should know about the Portfolio's concentration in electric utility stocks.

o Dividends on these stocks may depend on rates that the utility companies may charge, the demand for their services and their operating cost.

o Electric utilities face pressure to keep rates low, which may make it difficult to recover investments in generating plant.

o Utilities generally are sensitive to costs and availability of fuel.

o Some electric utilities are subject to the risks of the nuclear industry.

o Restructuring has been taking place on a state-by-state basis with the most significant activity occurring in regions with high electric rates. Several of the plans have required utilities to sell generation facilities and reduce customer rates in exchange for the opportunity to recoup unrecovered investments and commitments no longer economically viable (stranded costs). Although most restructuring activity has been generally constructive for investors, uncertainty regarding rate cuts and allowable stranded costs still exists in those states where competition has not been introduced.

o Utilities face risks inherent in diversification into other business lines or other countries. Some utilities have purchased utilities in foreign countries or have invested in construction of generation outside the U.S., thereby exposing them to political and currency risks.


o Because of the critical role utilities play from both an economic and social standpoint, Y2K compliance is of utmost importance. Over the past few years, the North American Electric Reliability Council has moderated progress toward
   Y2K compliance and found in a letter dated November 18, 1999 that the industry is ready for the millennium rollover on January 1, 2000. The NERC indicated that the small amount of work still needed be done by a 'handful' of companies did not negatively affect the electric systems. The electric industry has prepared business continuity and contingency plans to assure that Y2K does not impact the ability of the industry to continue providing reliable service into the new millennium.


LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

The 1990 Clean Air Act limits emissions of sulfur dioxide and nitrogen oxides and requires emissions and air quality monitoring. Most utilities are compliant with the 1990 Act. In 1997, the Environmental Protection Agency revised standards that will probably result in further limitations on small particulate-related emissions. The EPA's revisions are being challenged in the courts.

The new standards will have the largest impact on utilities with large percentages of coal-fired generation. Additionally, several lawsuits have been filed against coal burning utilities alleging that coal plant capacity upgrades over the past several years have been improperly been classified as 'maintenance,' to avoid environmental upgrades. Adverse decisions from fully litigated cases could have a material adverse impact on companies involved. While coal generators are believed to be most favorably positioned for a competitive market owing to low costs, these companies may experience a disadvantage -- particularly if states do not view future environmental costs as stranded and include them in transition cost calculations. With coal accounting for more than half the generation in the U.S., final expenditures to comply with the latest standards could have a material impact on the industry.

Future tax legislation could affect the value of the Portfolio by:

   o reducing the dividends-received deduction or

   o increasing the corporate tax rate resulting in less money available for dividend payments.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:

   o adding the value of the Portfolio Securities, cash and any other Portfolio assets;

   o subtracting accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and

   o dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating Securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the agent for the Sponsors will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $250,000, you may choose to receive your distribution 'in kind.' If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.

There could be a delay in paying you for your units:

   o if the New York Stock Exchange is closed (other than customary weekend and holiday closings);

   o if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and

   o for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION

When this Portfolio is about to terminate, you may have the option to roll your proceeds into the next Utility Portfolio if one is available.


If you hold your Units with one of the Sponsors and notify your financial adviser by December 7, 2001, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Utility Portfolio Series. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you so choose, an in-kind distribution) after the Portfolio terminates.

The Portfolio will terminate by January 11, 2002. You may, by written notice to the Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the Securities remaining in the Portfolio at that time (net of your share of expenses). Of course, you can sell your Units at any time prior to termination.

If you continue to hold your Units, you may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Portfolio from certain other Defined Asset Funds. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.


We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:

   o cost of initial preparation of legal documents;

   o federal and state registration fees;

   o initial fees and expenses of the Trustee;

   o initial audit; and

   o legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

The deferred sales fee is generally a monthly charge of $2.50 per 1,000 units and is accrued in seven monthly installments each year of the Portfolio's life. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. If you redeem or sell your units before January 1, 2001, you will pay only the balance of any deferred sales fee remaining for the first year. If you redeem or sell your units on or after January 1, 2001 you will pay the remaining balance of the deferred sales fee for the second year. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.


It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.


EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME

o The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.

o Each unit receives an equal share of distributions of dividend income net of estimated expenses. Each investor's monthly income distribution will equal approximately one-twelfth of the investor's pro rata share of the estimated annual income to the Income Account, after deducting estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:

   o for extraordinary services and costs of indemnifying the Trustee and the Sponsors;

   o costs of actions taken to protect the Portfolio and other legal fees and expenses;

   o expenses for keeping the Portfolio's registration statement current; and

   o Portfolio termination expenses and any governmental charges.


The Sponsors are currently reimbursed up to 70 cents per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Portfolio's registration statement yearly are also now chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.


The Trustee's and Sponsors'fees may be adjusted for inflation without investors' approval.

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES


If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which may affect the composition of the Portfolio.


We decide whether to offer units for sale that we acquire in the secondary market after reviewing:

   o diversity of the Portfolio;

   o size of the Portfolio relative to its original size;

   o ratio of Portfolio expenses to income; and

   o cost of maintaining a current prospectus.

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company.

TRUST INDENTURE

The Portfolio is a 'unit investment trust' governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:

   o to cure ambiguities;

   o to correct or supplement any defective or inconsistent provision;

   o to make any amendment required by any governmental agency; or

   o to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:

   o it fails to perform its duties;

   o it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or

   o the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:

   o remove it and appoint a replacement Sponsor;

   o liquidate the Portfolio; or

   o continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS

The Sponsors are:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)

P.O. Box 9051,
Princeton, NJ 08543-9051

SALOMON SMITH BARNEY INC. (an indirectly wholly-owned subsidiary of Citigroup Inc.)
388 Greenwich Street--23rd Floor,
New York, NY 10013

DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048
PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE


The Chase Manhattan Bank, Unit Trust Department, P.O. Box 5187--Bowling Green Station, New York, New York 10274-5187, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.


UNDERWRITERS' AND SPONSORS' PROFITS

Underwriters receive sales charges when they sell units. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

During the initial offering period, the Sponsors also may realize profits or sustain losses on units they hold. The profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuation in the price per unit, a loss of $203.40 on the initial deposit of the securities and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on Units sold or redeemed during the first year. On Units held in the second year, the dealer will be entitled to an additional concession of $11 per 1,000 Units ($5 per 1,000 Units for purchases of $1 million or more).

                                         DEALER CONCESSION AS
                                          A % OF PUBLIC
                 AMOUNT PURCHASED        OFFERING PRICE
           ----------------------------  ---------------------
           Less than $50,000                       2.00%
           $50,000 to $99,999                      1.80%
           $100,000 to $249,999                    1.45%
           $250,000 to $999,999                    1.25%
           $1,000,000 and over                     0.50%


The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS

Merrill Lynch, as agent for the Sponsors, has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Portfolio and to provide reasonable standards of conduct.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the 'Year 2000 Problem'). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Portfolio. The Year 2000 Problem may adversely affect the issuers of the securities contained in the Portfolio, but we cannot predict whether any impact will be material to the Portfolio as a whole.

ADVERTISING AND SALES LITERATURE


Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline, how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.


Advertising and sales literature may include brief descriptions of the principal businesses of the companies represented in the Portfolio and the research analysis of why they were selected.

TAXES


The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.


In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Portfolio.

You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends received deduction if you satisfy the applicable holding period and other requirements. You should consult your tax adviser in this regard.

GAIN OR LOSS UPON DISPOSITION


You will generally recognize gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange your units for units of another Defined Asset Fund or when the Trustee disposes of the securities in the Portfolio. You generally will not recognize gain or loss on an 'in-kind' distribution to you of your proportional share of the Portfolio securities whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed Securities will include your holding period in your units.

If you elect to roll over your investment in the Portfolio, you will recognize gain or loss only with respect to your share of those securities that are not rolled over into the new portfolio. You will not recognize gain or loss with respect to your share of those securities that are rolled over and your basis in those securities will remain the same as before the rollover.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have held your investment that produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.


YOUR TAX BASIS IN THE SECURITIES


Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the sales fee. Your aggregate tax basis in units that you hold as a result of a rollover from an earlier portfolio will equal your basis in the securities that were rolled over from the previous portfolio plus the proceeds (other than proceeds that were paid to you) from the sale of securities from the portfolio which were not rolled over. You should not increase your basis in your units by deferred sales charges or organizational expenses. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted. Your basis for securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed securities.


EXPENSES

If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses, but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount (currently, $126,600 or $63,300 for a married person filing separately).

STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

FOREIGN INVESTORS

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to 30% withholding tax (or a lower applicable treaty rate) on distributions. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account ('IRAs') or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsors, Trustee and Holders of Equity Investor Fund, Utility Portfolio 1999 Series B, Defined Asset Funds (the 'Portfolio'):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of December 7, 1999. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of December 7, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
December 7, 1999

                 STATEMENT OF CONDITION AS OF DECEMBER 7, 1999

TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........$         167,081.88
                                                         --------------------
           Total.........................................$         167,081.88
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
     Reimbursement of Sponsors for organization
       expenses(2).......................................$             399.98
                                                         --------------------
     Subtotal                                                          399.98
                                                         --------------------
Interest of Holders of 168,769 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................$         168,758.87
  Gross underwriting commissions and organization
    expenses(5)(2).......................................           (2,076.97)
                                                         --------------------
     Subtotal                                                      166,681.90
                                                         --------------------
           Total.........................................$         167,081.88
                                                         --------------------
                                                         --------------------



---------------


          (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on December 6, 1999. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $167,285.28 and deposited with the Trustee. The amount of the letter of credit includes $167,081.88 for the purchase of securities.

          (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $2.37 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expenses obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsors will pay for this excess amount.

          (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.94 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.

          (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on December 6, 1999.

          (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $2.50 per 1,000 Units is payable on the 1st day of each month beginning June 1, 2000 through December 1, 2000 and January 1, 2001 through July 1, 2001. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied.

                             Defined
                             Asset FundsSM



HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         UTILITY PORTFOLIO 1999 SERIES B
recent free Information                  (A Unit Investment Trust)
Supplement that gives more               ---------------------------------------
details about the Fund,                  This Prospectus does not contain
by calling:                              complete information about the
The Chase Manhattan Bank                 investment company filed with the
1-800-323-1508                           Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         o Securities Act of 1933 (file no.
                                         333-88991) and
                                         o Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         Units of any future series may not be
                                         sold nor may offers to buy be accepted
                                         until that series has become effective
                                         with the Securities and Exchange
                                         Commission. No units can be sold in any
                                         State where a sale would be illegal.


                                                  100458RR--12/99

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


Merrill Lynch, Pierce, Fenner & Smith Incorporated               8-7221
Salomon Smith Barney Inc. ................................       8-8177
PaineWebber Incorporated..................................      8-16267
Dean Witter Reynolds Inc. ................................      8-14172


                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:



Merrill Lynch, Pierce, Fenner & Smith Incorporated             13-5674085
Salomon Smith Barney Inc. ................................     13-1912900
PaineWebber Incorporated..................................     13-2638166
Dean Witter Reynolds Inc. ................................     94-0899825
The Chase Manhattan Bank, Trustee.........................     13-4994650



                                  UNDERTAKING
The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                         SERIES OF EQUITY INVESTOR FUND
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
EQUITY INVESTOR FUND, SELECT S&P INDUSTRIAL PORTFOLIO--1998
SERIES H....................................................          333-64577


                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:



1.1            --Form of Trust Indenture (incorporated by reference to Exhibit
                 1.1 to the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio 1997 Series A. 1933 Act File No. 333-05683.
1.1.1          --Form of Standard Terms and Conditions of Trust Effective
                 October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series--48, 1933 Act File No. 33-50247).
1.2            --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1            --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading 'How The Fund Works--Legal Opinion' in the Prospectus.
5.1            --Consent of independent accountants.
9.1            --Information Supplement (incorporated by reference to Exhibit
                 9.1 to the Registration Statement of Equity Investor Fund, Select Ten Portfolio 1999 International Series B (United Kingdom Portfolio), 1933 Act File No. 333-70593).

                                   SIGNATURES


     The registrant hereby identifies the series number of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:


     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 7TH DAY OF DECEMBER 1999.


               SIGNATURES APPEAR ON PAGES R-3, R-4, R-5 AND R-6.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593



      GEORGE A. SCHIEREN
      JOHN L. STEFFENS
      By J. DAVID MEGLEN
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                           SALOMON SMITH BARNEY INC.
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:        have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              333-63417 and
                                                              333-63033


      MICHAEL A. CARPENTER
      DERYCK C. MAUGHAN

      By GINA LEMON
       (As authorized signatory for
       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279


      MARGO N. ALEXANDER
      TERRY L. ATKINSON
      BRIAN M. BAREFOOT
      STEVEN P. BAUM
      MICHAEL CULP
      REGINA A. DOLAN
      JOSEPH J. GRANO, JR.
      EDWARD M. KERSCHNER
      JAMES P. MacGILVRAY
      DONALD B. MARRON
      ROBERT H. SILVER
      MARK B. SUTTON
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085,
  Reynolds Inc.:                            333-13039 and 333-47553



      RICHARD M. DeMARTINI
      RAYMOND J. DROP
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)